UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q   ☐ Form 10-D  ☐  Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2008
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Anthracite Capital, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

40 East 52nd Street
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Anthracite Capital, Inc. (the "Company") has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the "10-K") by March 2, 2009 without unreasonable effort and expense because it has not yet completed the preparation of its financial statements for the year ended December 31, 2008, as discussed more fully below.  Management currently expects to file the 10-K on or before March 17, 2009.

Financial covenants

The Company's secured credit facilities (including repurchase agreements) contain various financial covenants that if breached could result in termination of the facilities.  If one or more of these facilities were to terminate prior to its maturity date, the Company's liquidity position would be materially adversely affected.  In addition, a breach of a financial covenant that continues past the applicable grace period would constitute an event of default under the facility.

An event of default under any of the Company's facilities would trigger cross-default and cross-acceleration provisions in all of the Company's other facilities and, if such debt were accelerated, would trigger a cross-acceleration provision in one of the Company's indentures.  In such an event, the Company would be required to repay all outstanding indebtedness under its secured credit facilities and the one indenture immediately.  The Company would not have sufficient liquid assets available to repay such indebtedness and, unless the Company were able to obtain additional capital resources or waivers, the Company would be unable to continue to fund its operations or continue its business.

Financial covenants in the Company's secured credit facilities include, without limitation, a covenant that the Company's net income (as defined in the applicable credit facility) will not be less than $1.00 for any period of two consecutive quarters (the "net income covenant") and a covenant that on any date the Company's tangible net worth (as defined in the applicable credit facility) will not have decreased by twenty percent or more from the Company's tangible net worth as of the last business day in the third month preceding such date (the "quarterly change in net worth covenant").

The Company currently expects to report a net loss for the three months ended December 31, 2008 that will result in the Company not being in compliance with the net income covenant as of such reporting date.  The Company also currently expects that it will not be in compliance with the quarterly change in net worth covenant.

The Company has initiated discussions with its secured credit facility lenders to obtain amendments or waivers of the net income and quarterly change in net worth covenants and to obtain additional flexibility and forbearance of certain rights from the lenders to navigate through the current economic downturn.

Liquidity

The Company has not completed its analysis as to whether it has sufficient sources of liquidity to fund operations for the next twelve months.  This liquidity analysis is predicated in significant part on the outcome of the Company’s current discussions with its secured credit facility lenders, in which the Company has asked the lenders to forego the right to make future margin calls under such facilities.  The failure to obtain the agreement of the lenders to forego future margin calls would have an adverse impact on the Company’s liquidity.  In addition, a margin call by a lender that the Company is unable to meet would result in an event of default under the lender’s credit facility and would trigger cross-default and cross-acceleration provisions in all of the Company’s other facilities.

An analysis which indicates the Company’s liquidity is inadequate to fund operations for the next twelve months or the failure to obtain the agreement of the lenders to forego future margin calls may cause the Company to conclude that it is unable to continue to fund its operations or continue its business.

Provision for loan losses

In determining whether the Company incurred a provision for loan losses with regard to loans owned by it, the Company performs a detailed credit analysis of each loan and submits its analysis to its independent registered public accounting firm for review.  This credit analysis requires the Company to make certain estimates and assumptions.  Significant judgment is required in making these estimates and assumptions and the Company's independent registered public accounting firm may require additional information from the Company to support these estimates and assumptions.  Due to the number of loans under review and the time required to complete the review process, the Company requires additional time to complete its provision for loan losses.

The Company preliminarily estimates it will incur a significant provision for loan losses relating to several loans in its statement of operations for the year ended December 31, 2008 to be included in the 10-K.

Resolution of the above-described financial covenant issues, a satisfactory liquidity analysis and completion of provision for loan losses are necessary for the Company to complete the preparation of its financial statements and to permit its independent registered public accounting firm to complete the annual audit.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

James J. Lillis	212	810-3340
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that it will incur a substantial net loss available to common stockholders for the year ended December 31, 2008 that will exceed the net income available to common stockholders of $72.3 million for the year ended December 31, 2007.  The Company is unable to make a reliable quantitative estimate until the Company completes the preparation of its audited consolidated financial statements to be included in the 10-K.  The Company's results of operations for the year ended December 31, 2008 were significantly impacted by several factors, including without limitation:

•
The Company adopted Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("FAS 159"), on January 1, 2008.  Upon the adoption of FAS 159, the Company elected to have the changes in the estimated fair value of its trading securities (formally classified as available-for-sale) and long-term liabilities recorded in earnings.  For the year ended December 31, 2008, the Company estimates it will record a significant loss comprised of realized loss on securities and swaps held-for-trading, net, unrealized loss on securities held-for-trading, unrealized loss on swaps classified as held-for-trading and loss from the dedesignation of derivative instruments, offset by unrealized gain on liabilities.

•
The Company estimates it will incur a significant provision for loan losses for the year ended December 31, 2008 compared with $0 for the prior year.  As discussed in Part III above, the Company has not completed its work on provision for loan losses.

•	The Company estimates it will incur a loss from equity investments for the year ended December 31, 2008 compared with earnings of $32.1 million in the prior year period.

Forward-Looking Statements

Certain statements contained in this Notification of Late Filing on Form 12b-25 with respect to future financial or business performance, strategies or expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are typically identified by words or phrases such as "trend," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "potential," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. The Company cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and the Company assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

Factors that could cause actual results to differ materially from forward-looking statements or historical performance include, without limitation: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the value of the Company's assets and liabilities and could adversely affect the Company's operating results; (3) the amount and timing of any future margin calls and their impact on the Company's financial condition and liquidity; (4) the Company's ability to meet its liquidity requirements to continue to fund its business operations, including its ability to renew its existing facilities or obtain replacement financing, to meet margin calls and amortization payments under the facilities, to service its debt and to pay dividends on its capital stock; (5) the Company's ability to obtain amendments and waivers in the event that a lender terminates a facility before the expected maturity date or debt obligations are accelerated due to a covenant breach or otherwise; (6) the relative and absolute investment performance and operations of BlackRock Financial Management, Inc. ("BlackRock"), the Company's Manager; (7) the impact of increased competition; (8) the impact of future acquisitions or divestitures; (9) the unfavorable resolution of legal proceedings; (10) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to the Company or BlackRock; (11) terrorist activities and international hostilities, which may adversely affect the general economy, domestic and global financial and capital markets, specific industries, and the Company; (12) the ability of BlackRock to attract and retain highly talented professionals; (13) fluctuations in foreign currency exchange rates; and (14) the impact of changes to tax legislation and, generally, the tax position of the Company.

Additional factors are set forth in the Company's filings with the Securities and Exchange Commission (the "SEC"), accessible on the SEC's website at www.sec.gov.

Anthracite Capital, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 3, 2009	By:	/s/ James J. Lillis
		Name:	James J. Lillis
		Title:	Chief Financial Officer and Treasurer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).